Exhibit 99.1

Kitov Signs Marketing and Distribution Agreement for its Lead Product Consensi™ in the U.S. with Coeptis Pharmaceuticals

- Kitov to receive $3.5M milestone payments and 40% - 60% of net profit on sales of Consensi ™

- Coeptis to cover all CMC, sales, and marketing expenses

TEL AVIV, Israel, January 3, 2019- Kitov Pharma (NASDAQ/TASE: KTOV), an innovative pharmaceutical company, today announced it has signed an exclusive marketing and distribution agreement with Coeptis Pharmaceuticals for the U.S. market. Coeptis will commercialize Kitov’s combination drug, Consensi™, intended to simultaneously treat osteoarthritis pain and hypertension.

The agreement provides for total milestone payments from Coeptis to Kitov of $3.5 million, of which Kitov has already received the initial milestone upon execution of the agreement, and additional milestone payments are due upon completion of an agreed Chemistry, Manufacturing, Contol (CMC) plan and upon first commercial sales in the U.S. In addition, Kitov will be paid 40%-60% of Coeptis’ net profit on Consensi™ sales. The agreement is for a term of fifteen years and may be extended for additional two-year terms and includes customary provisions, as well as certain residual rights and obligations of the parties following termination.

Consensi™, under patent protection in the U.S. until 2030, is expected to be launched during 2019, and will be the only NSAID whose labeling indicates a reduction of blood pressure and consequent risk reduction of heart attack, stroke and death. For patients, Consensi™ treats two conditions simultaneously, thereby increasing convenience (one pill instead of two) and may offer lower co-pays. The therapy may contribute to improved patient compliance and improved patient health, thereby lowering overall health care costs.

The agreement with Coeptis is Kitov’s third licensing and distribution agreement as part of its worldwide commercialization plans for Consensi™. Kitov has previously signed licensing and distribution agreements for the drug in China and South Korea, and Kitov is currently evaluating additional commercialization agreements in major markets worldwide.

“This commercialization structure for Consensi™ is one that we believe optimizes Kitov’s near and long-term cash flows, enabling us to continue to develop and deliver additional innovative pharmaceuticals, while maximizing ROI for our shareholders. We are very pleased by the opportunity to work with Coeptis and its outstanding team of executives with strong track records in the pharmaceutical industry and look forward to Consensi™ creating better patient compliance and improved treatment for people living with osteoarthritis pain and hypertension,” Kitov’s CEO, Isaac Israel stated. “In the U.S., an estimated 44% of adults have both hypertension and osteoarthritis. Currently, these patients are not well served. We believe that successful commercialization of Consensi™ in the U.S. will be a transformational value-creating event for Kitov.”

David Mehalick, CEO of Coeptis, said, “Consensi™ will substantially improve treatment for patients living with two highly prevalent chronic conditions, delivering improved clinical outcomes and enhanced economics for healthcare providers. We anticipate launching Consensi™ in the second half of 2019 and expect to have it widely available to the millions of Americans who can benefit from this combination treatment.”

About Consensi™

Full US Prescribing Information, including BOXED WARNING and Medication Guide is available at: www.consensi.com.

Indications and Usage:

Consensi™ is a combination of amlodipine besylate, a calcium channel blocker, and celecoxib, a nonsteroidal anti-inflammatory drug (NSAID), indicated for patients for whom treatment with amlodipine for hypertension and celecoxib for osteoarthritis are appropriate. Lowering blood pressure reduces the risk of fatal and nonfatal CV events, primarily strokes and myocardial infarctions.

Limitations of Use:

Consensi™ is only available in a celecoxib strength of 200 mg and is only to be taken once daily.

Important Safety Information (ISI) for Consensi™

The following ISI is based on the Highlights section of the U.S. Prescribing Information for Consensi™. Please consult the full Prescribing Information for all of the labelled safety information for Consensi™.

Nonsteroidal anti-inflammatory drugs (NSAIDs) cause an increased risk of serious cardiovascular (CV) thrombotic events, including myocardial infarction and stroke, which can be fatal. This risk may occur early in the treatment and may increase with duration of use.

Consensi™ is contraindicated in the setting of coronary artery bypass graft (CABG) surgery.

NSAIDs cause an increased risk of serious gastrointestinal (GI) adverse events, including bleeding, ulceration and perforation of the stomach or intestines, which can be fatal. These events can occur at any time during use and without warning symptoms. Elderly patients and patients with a prior history of peptic ulcer disease and/or GI bleeding are at greater risk for serious GI events.

Consensi™ is contraindicated in patients with a known hypersensitivity to amlodipine, celecoxib or any of its inactive ingredients.

Consensi™ is contraindicated in patients with a known history of asthma, urticaria or other allergic-type reactions after taking aspirin or other NSAIDs and in the setting of CABG surgery.

Consensi™ is contraindicated in patients with known demonstrated allergic-type reactions to sulfonamides.

Significant warnings and precautions related to Consensi™ include the following:

Patients should be warned about the potential signs and symptoms of hepatotoxicity and hepatic failure.  Physicians should discontinue Consensi™ if abnormal liver tests persist or worsen, or if clinical signs and symptoms of liver disease develop.

Patients taking some antihypertensive medications may have impaired response to these therapies when taking NSAIDs. Physicians should carefully monitor blood pressure.

Symptomatic hypotension is possible, particularly in patients with severe aortic stenosis.

Worsening angina and acute myocardial infarction, particularly in patients with severe obstructive coronary artery disease, is possible.

Physicians should avoid use of Consensi™ in patients with severe heart failure.

Physicians should monitor renal function in patients with renal or hepatic impairment, heart failure, dehydration, or hypovolemia, and avoid the use of Consensi™ in patients with advanced renal disease.

Patients should seek emergency help if an anaphylactic reaction occurs.

Consensi™ is contraindicated in patients with aspirin-sensitive asthma. Monitor patients with preexisting asthma (without aspirin sensitivity).

Physicians should discontinue Consensi™ at the first appearance of skin rash or other signs of hypersensitivity.

NSAIDs such as Consensi™ can cause premature Closure of Fetal Ductus Arteriosus.

Avoid use in pregnant women starting at 30 weeks of gestation.

Physicians should monitor hemoglobin or hematocrit in patients with any signs or symptoms of anemia.

Consensi™ is not recommended in patients with moderate or severe hepatic impairment or severe renal insufficiency.

Consensi™ is not recommended in Poor Metabolizers of CYP2C9 Substrates.

To report SUSPECTED ADVERSE REACTIONS, contact Kitov Pharma at 1-800-651-6606 or FDA at 1-800-FDA-1088 or www.fda.gov/medwatch

About Coeptis Pharmaceuticals

Coeptis Pharmaceuticals, Inc. is a privately held biopharmaceutical company engaged in the acquisition, development and commercialization of branded and generic pharmaceutical products. The company owns an expansive portfolio of biotechnology assets encompassing a wide array of treatments including advanced innovations for cellular therapies such as CAR-T and CAR-NK with a focus on cancer, and various small molecule therapies for neurological based indications.  Headquartered near Pittsburgh, PA, the company holds a robust pipeline of products in various stages of development and commercialization. http://www.coeptispharma.com (Information provided by Coeptis.)

About Kitov Pharma

Kitov Pharma (Kitov Pharma Ltd.; NASDAQ/TASE: KTOV) is an innovative pharmaceutical drug development company. Leveraging deep regulatory and clinical-trial expertise, Kitov’s veteran team of healthcare and business professionals maintains a proven track record in streamlined end-to-end drug development and approval. Kitov’s flagship combination drug, Consensi™, intended to treat osteoarthritis pain and hypertension simultaneously, was approved by the FDA for marketing in the U.S. In addition, Kitov’s NT219, is a novel patented small molecule designed to overcome cancer drug resistance that is currently in pre-clinical development. By lowering development risk and cost through fast-track regulatory approval of novel late-stage therapeutics, Kitov plans to deliver rapid ROI and long-term potential to investors, while making a meaningful impact on people’s lives. For more information on Kitov, the content of which is not part of this press release, please visit http://www.kitovpharma.com.

Forward-Looking Statements and Kitov’s Safe Harbor Statement

Certain statements in this press release are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the lack of sufficient funding to finance the clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents attained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents with protective claims; the commencement of any patent interference or infringement action; our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions; the uncertainty surrounding an investigation by the Israel Securities Authority into our historical public disclosures and the potential impact of such investigation on the trading of our securities or on our clinical, commercial and other business relationships, or on receiving the regulatory approvals necessary in order to commercialize our products, and other factors that are discussed in our in our Annual Report on Form 20-F for the year ended December 31, 2017 and in our other filings with the SEC, including our cautionary discussion of risks and uncertainties under ‘Risk Factors’ in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, http://www.sec.gov

For further information, contact:

Gil Efron

Deputy CEO & Chief Financial Officer

IR@kitovpharma.com

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